March 21, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Patterson-UTI Energy, Inc.

Registration Statement on Form S-4 (as amended)

File No. 333-215655

Ladies and Gentlemen:

On behalf of Patterson-UTI Energy, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on March 23, 2017, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter.

Securities and Exchange Commission

March 21, 2017

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By:	/s/ John E. Vollmer III
Name:	John E. Vollmer III
Title:	Senior Vice President—Corporate Development, Chief Financial Officer and Treasurer

Enclosures

cc:	William Andrew Hendricks, Jr.

Stephen M. Gill, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.